UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2006            File No.    0-51324

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite#1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated March 10, 2006

2.

News Release dated March 21, 2006

3.

News Release dated March 21, 2006 (2)

4.

News Release dated March 30, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: /s/ April 6, 2006	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

Dejour Closes First Tranche of Private Placement

Dejour Enterprises Ltd. (TSX-V: DJE, TSX-V: DJE.WT, OTC: DJEEF)
Shares Issued: 45,683,276
Last Close: 3/09/2006 – CAN $1.47

March 10, 2006 – News Release

Vancouver, BC, Canada

Dejour Enterprises Ltd. (the “Company”) has closed the first tranche of its private placement, previously announced on March 3, 2006 raising gross proceeds of CAN$1,025,000 (the “Offering”).  Pursuant to the terms of the Offering, the Company has sold 683,333 units at $1.50 per share.  Each unit comprises of one common share and one half common share purchase warrant. Each whole warrant is exercisable into one common share at $1.65 per share until December 31, 2007. The Company has the right to trigger early exercise of the warrants should the closing price of the Company share be equal to or exceed $2.50 for seven consecutive trading days.

The private placement is subject to final regulatory and TSX Venture Exchange approval.  All securities issued pursuant to the Offering are subject to a four month hold period expiring on July 11, 2006.

About Dejour Enterprises Ltd.

Dejour Enterprises Ltd. is a micro-cap Canadian energy company developing high impact exploration and development opportunities in the current energy super cycle. The Company's focus is uranium and oil & gas. The Company is listed on the TSX Venture Exchange under the symbol (TSX-V:DJE). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100 - 808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Drilling to Commence on Dejour’s Athabasca Uranium Projects

Dejour Enterprises Ltd. (TSX-V: DJE, TSX-V: DJE.WT, OTC: DJEEF)
Shares Issued: 45,683,276
Last Close: 3/20/2006 – CDN $1.55

March 21, 2006 – News Release

Vancouver, BC, Canada

Robert L. Hodgkinson, Chairman & CEO, is pleased to announce the commencement of the drilling program and other updates on the Company’s 100% owned uranium exploration projects in the Athabasca Basin, Northern Saskatchewan Canada.

The Company reports that the winter exploration program in the Basin is on schedule.  The Company is the Operator.  Hy-Tech Drilling of Smithers, BC has mobilized their drill to the site.  Hy-Tech is contracted to carry out 5000 metres of drilling scheduled to begin by April 1st, 2006.  The drill holes will test targets defined by Dejour’s airborne and ground geophysical work carried out in 2005 and 2006, and will test anomalous radioactivity and sandstone alteration intersected in drilling by previous operators.

Fuel for the helicopter supported drilling program has been hauled to the Dejour camp site.  Sufficient aviation fuel and diesel has also been brought in and stored on site to carry out additional drilling and ground geophysics during Dejour’s summer exploration program.

Geophysical surveying is currently being conducted by crews from Patterson Geophysics Inc. of La Ronge, Saskatchewan who have worked in the Athabasca Basin for over 20 years.  The Patterson crews are testing selected portions of the 250 line kilometers of EM conductors detected by Dejour’s 2005 airborne surveys.  This ground work is scheduled for completion by month end.  Field data is available on a daily basis and is checked and interpreted by Dejour’s geophysical consultant in Vancouver. The results from these geophysical surveys will guide the winter drill program.

Dejour is also planning an aggressive summer exploration program consisting of:

•

Ground geophysics to follow up airborne EM anomalies,

•

3000+ kilometres of airborne EM surveying to test properties not surveyed in 2005 and to test and extend the anomalies on ground that Dejour staked in 2005 as a result of the 2005 deep penetrating Megatem surveys,

•

Boulder lithogeochemical surveys to follow up on anomalous results from the 2005 sampling program

•

State of the art deep penetrating ground geophysics to test the prospective but deep Virgin Trend North property, and

•

Additional diamond drilling

As previously noted Dejour has hauled to and stored on site sufficient avgas and diesel to carry out this exploration program

J. Allan McNutt, P. Geo., M.A. Sc., is the qualified person for Dejour’s uranium projects.

About Dejour

Dejour Enterprises Ltd. is a micro-cap Canadian energy company developing high impact exploration opportunities in the current energy super cycle. The Company's focus is uranium and oil & gas. The Company is listed on the TSX Venture Exchange under the symbol (DJE.V). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO, DEJOUR ENTERPRISES LTD.

Suite 1100 - 808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Increases Private Placement by CDN$1,000,000

Dejour Enterprises Ltd. (TSX-V: DJE, TSX-V: DJE.WT, OTC: DJEEF)
Shares Issued: 45,683,276
Last Close: 3/20/2006 – CDN $1.55

March 21, 2006 – News Release

Vancouver, BC, Canada

Dejour Enterprises Ltd. has agreed to increase the second tranche of units.  Total units to be issued for the second tranche non brokered private placement is 1,353,333 units. Each unit comprises of one common share and one half common share purchase warrant. Each whole warrant is exercisable into one common share at $1.65 per share until December 31, 2007. The Company has the right to trigger early exercise of the warrants should the closing price of the Company share be equal to or exceed $2.50 for seven consecutive trading days.

The total funds to be raised in the second tranche will be CDN $2,030,000 subject to regulatory approval. The first tranche as previously announced was closed on March 10, 2006.  Closing will be on or about April 7, 2006.

About Dejour

Dejour Enterprises Ltd. is a micro-cap Canadian energy company developing high impact exploration opportunities in the current energy super cycle. The Company's focus is uranium and oil & gas. The Company is listed on the TSX Venture Exchange under the symbol (DJE.V). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO, DEJOUR ENTERPRISES LTD.

Suite 1100 - 808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com

Dejour Exploration & Business Update

Dejour Enterprises Ltd.
Shares Issued: 45,999,041
Last Close: 3/29/2006 – CDN $2.38
March 30, 2006 – News Release

Vancouver, BC, Canada

Robert L. Hodgkinson, Chairman & CEO, is pleased to provide updates on the Company’s business and exploration activities including its 100% owned Athabasca Basin uranium projects; a new Alberta- based Oil & Gas Joint Venture; its Tinsley and Lavaca oil & gas exploration projects and to report the Company currently has $20 million cash on hand.

Uranium:

Athabasca Basin, Northern Saskatchewan:  The Company reports that its exploration program in the Basin on its 100% owned properties is underway.  The Company is the Operator.  The line cutting work is complete.  The geophysical crew is currently on the Sand Hill Lake Project and expected to move to the Fleming Project during the week commencing April 3, 2006.  Hy-Tech Drilling has mobilized their drill rig to Dejour’s camp site.

R-Seven Project - The first 6 holes will be drilled on the Company’s R-Seven Project comprised of 54,531 hectares (134,739 acres).  Results from the Company’s airborne electromagnetic surveys indicate existence of over 140 kilometers (87 miles) of basement electromagnetic conductors many of which are extensively cross-faulted, suggesting excellent potential for uranium mineralization.  Over $US 10 million was spent on exploration in the past in this area, including drilling of 12 holes.  One of these holes intersected highly anomalous radioactivity as well as extensive clay mineral alteration at the contact of overlying sandstone with basement rocks, at a depth of about 440 meters. Cameco has just completed a drill programme on their Hook Lake project testing conductive horizons which trend on to Dejour’s R-Seven Project.

Meanwell Lake Project – The Company plans to drill 2 holes on this project comprised of 14,989 hectares (37,038 acres).    Results from the Company’s airborne electromagnetic surveys indicate the existence of three conductive zones on the property with potential for uranium mineralization.  Cogema has just completed a winter drilling programme on adjoining properties to the east and west.

Sand Hill Lake Project – The Company plans to drill 7 holes on its Sand Hill Lake Project comprised of 74,312 hectares (183,628 acres).  Results from the Company’s airborne electromagnetic surveys indicate existence of over 75 kilometers (45 miles) of basement electromagnetic conductors many of which are cross-faulted, suggesting excellent potential for uranium mineralization.  After flying the electromagnetic surveys, the Company staked 7 new claims contiguous to its original claims covering newly identified basement conductors to the north and west of the original property.  Dejour views this as a high priority project because it adjoins and is on-trend with the exciting recent discovery by Cameco-Formation Capital of significant uranium mineralization on the adjacent Virgin River property at what is now called the Centennial Zone.

The initial discovery here is in drill hole VR-18, which intersected 5.83% U308 over 6.4 meters including 13.86% U308 over 2.5 meters, where drilling now has extended for a strike length of 100 meters.  The best new drill hole, DDH VR-18W2, a wedge hole off the original discovery hole, VR-18, had 3.9 meters of 8.39% U308 with a maximum grade of 25.6% in the footwall of what is locally called the Dufferin Lake Fault.  Conductors in basement rocks on Dejour’s Sand Hill Lake property were identified near the Cameco-Formation Capital property.  Dejour reports that these conductors are in part associated with faults trending northwest through an area where uranium is enriched in the bottom sediments of several lakes.  All of the conductors here make for prime drilling targets.  The sandstone cover to the important northeast side of the property runs to approximately 700 meters depth, increasing from a depth of 100 meters at the south end of the property.

Summer Exploration Program – At the same time the Company hauled fuel and supplies to the camp site for its Spring Exploration Program the Company also transported additional fuel and supplies to carry out additional drilling and ground geophysics on the Company’s projects during its Summer Exploration Program.  Further details of this additional program will announced in the near future.

J. Allan McNutt, P. Geo., M.A. Sc., is the qualified person for Dejour’s uranium projects.

Oil & Gas:

Alberta Oil & Gas Joint Venture – The Company has conditionally agreed to a Joint Venture arrangement with Charles W.E. Dove, a company advisory board member since November 2004, and a principal with Dove & Kay Exploration Ltd. of Calgary.  Mr. Dove, a geophysicist, with over 27 years oil & gas experience, is leaving his geophysical consulting business to join with Dejour to identify, generate and pursue certain oil & gas opportunities in the Western Sedimentary Basin.  The Joint Venture is owned and will be funded 90% Dejour with Mr. Dove’s company, Wild Horse Energy Ltd. owning and funding the remaining 10%.  The Joint Venture is scheduled to commence activities effective April 3, 2006.  Dejour will maintain an office at Suite 690, 400 – 5th Ave. S.W. (Roslyn Building), Calgary, Alberta.  The Joint Venture is subject to approval by the TSX Venture Exchange.

Tinsley Deep Prospect, Mississippi:  The Company is advised by the Operator that all the participants of the Merit #1 well have been informed that after 99 days of operations the well is not economic.  The Company continues to evaluate the data to determine the future exploration potential of the prospect.

Lavaca Prospect, Texas:  The Company is advised by the Operator of the Lavaca Prospect that a completion rig has returned to its first well on the prospect.  During December 2005 the well was drilled to 8,200 feet, logged and cased.   The Operator plans to conduct testing of 2 intervals.  The first interval to be tested is an 8 foot section within the Woodford Dolomite formation.  Depending on the outcome from that completion effort, the Operator plans to go up the hole to the Strawn Lime formation to test an interval totaling 27 feet.  The Company will provide further updates as it receives information from the Operator.

Funding:

Following the successful closing and oversubscription to its latest equity financing, reported March 3, 2006, Dejour enters the 2nd quarter of 2006 with approximately CDN $20 million in cash to direct to its high impact energy based exploration projects.  Of this, the Company has $10 million to be allocated towards Canadian exploration expenditures targeting uranium and oil & gas. The remaining $10 million is earmarked for working capital and strategic acquisition.  The Company is free of debt.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange under the symbol (DJE.V).  Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com